UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

Amendment No. 3

[  X ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[     ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ______________________

OR

[     ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

[     ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………………………

Stellar Biotechnologies, Inc.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

332 E. Scott Street, Port Hueneme, CA 93041

 (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.                                           41,611,832 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ___     No  _X_

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes __  No ___

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.

Yes ___  No _X_

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer __  Accelerated filer  __  Non-accelerated filer  X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [  ]

International Financial Reporting Standards as issued

Other [ X]

by the International Accounting Standards Board [  ]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 _X_  Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ___    No  _X_ N/A __

Under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), Stellar  is classified as an "Emerging Growth Company". Under the JOBS Act, Emerging Growth Companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, the company’s auditor will not be required to attest to and report on management’s assessment of the company’s internal controls over financial reporting during a five-year transition period.  The Company is also exempt from certain other requirements, including the requirement to adopt certain new or revised accounting standards until such time as those standards would apply to private companies. The Company will remain an Emerging Growth Company for up to five years, although it will lose that status earlier if revenues exceed US$1 billion, or if the Company issues more than US$1 billion in non-convertible debt in a three year period, or if the market value of the common stock held by non-affiliates exceeds US$700 million.

EXPLANATORY NOTE

The Company is filing Amendment No. 3 to the Company's Form 20-F Registration Statement in order to include a correct redacted Exhibit 4.16. Upon preparation of the related confidential treatment request, it was determined that the redacted version of Exhibit 4.16 as filed as an exhibit to the Company's Form 20-F Registration Statement Amendment #2 on July 5, 2012 had some minor differences with the final version of the original contract.  This amendment includes a correct (redacted) copy of the contract.

There are no other changes to the Form 20-F/A Amendment #2 as filed on July 5, 2012.

Item 19.  Exhibits

4.

Material Contracts

16)#

Research collaboration agreement between the Company and Bayer Innovation GmbH dated August 28, 2009.

#

A correct redacted copy has been filed as an exhibit to this amended registration statement. An original copy has been separately filed with the Commission pursuant to a request for confidential treatment.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Stellar Biotechnologies Inc.

Registrant

Dated: July 6, 2012	Signed: /s/ "Frank Oakes"
Frank Oakes, President and CEO